

TRW Inc.   Executive Offices   **Philip A. Odeen**
                1900 Richmond Road   Chairman
                Cleveland, OH 44124

Personal and Confidential

May 1, 2002

Robert H. Swan
[address intentionally deleted]

Dear Bob:

The purpose of this letter is to set forth the terms and conditions of the Retention and Severance Agreement that we are willing to provide to you as a result of TRW's plan to spin-off the Automotive business.

<u>**Retention Bonus**</u>

If you remain in active status through the Effective Date of this agreement, you will be paid a retention bonus ("**Retention Bonus**") of eighteen (18) months of your base salary plus target incentive (60% of base salary). The ("**Effective Date**") for purposes of this agreement will be the earlier of:

1.   The elimination of your position.

2.   Three (3) months after the spin-off distribution date for the spin of the Automotive business.

3.   Twelve months from April 17, 2002. However, TRW reserves the right to extend the Effective Date for an additional three (3) months if the spin-off has just been completed or is still in process as of April 17, 2003.

Payment of the Retention Bonus will be made within 30 days of the Effective Date.

If you are terminated on or before the Effective Date, other than for cause, you will be paid the Retention Bonus. If TRW terminates your employment for cause at any time prior to payment of the Retention Bonus, you will not be paid the Retention Bonus. For purposes of this agreement, "**Cause**" shall be limited to the following as determined by the Compensation Committee of the TRW Board of Directors: (1) gross neglect of the duties customarily associated with your position resulting in economic harm to TRW; (2) an intentional act of fraud, embezzlement or theft in connection with your duties or in the course of your employment with TRW; (3) intentional misconduct that materially injures TRW, monetarily or otherwise; or (4) a material breach of this agreement by you.

If a change in control (as defined in your Employment Continuation Agreement) occurs within twelve (12) months of the Effective Date, you will continue to be entitled to the payments required under your Employment Continuation Agreement. The amounts payable thereunder, however, shall be offset and reduced by the retention and severance payments actually received by you under this agreement.

<u>Severance Agreement</u>

If your employment is terminated by TRW without Cause or if a Constructive Termination of your employment occurs and in either case you have not accepted or continued employment within TRW or the TRW Automotive business, you will be entitled to severance payments as described below. For purposes hereof, "Constructive Termination" of your employment shall mean:

(1)   a failure of TRW to elect or appoint you to the office or position you currently hold;

(2)   a significant adverse change in the nature or scope of the authority, power, function, responsibilities or duties which you currently have;

(3)   a reduction in the aggregate amount of your base salary, eligibility for incentive pay and/or benefit levels which you currently have;

(4)   a material change in the circumstances affecting your position, including a change in the scope of business or other activities for which you are currently responsible or a substantial reduction in the resources available to you to carry out the duties you currently have;

(5)   the relocation of your principal executive offices, or a requirement that you change the principal location of your work, to any location in excess of 35 miles from the current location or a requirement that in order to discharge your responsibilities you must travel away from your office more than 20 consecutive calendar days or an aggregate of more than 30 calendar days in any consecutive 90 calendar-day period without in either case your prior written consent; or

(6)   any material breach of this agreement by TRW.

If you qualify for severance payments hereunder, TRW will continue your employment relationship from the date you cease to provide active service to TRW to the earlier of: (a) eighteen (18) months following that date; (b) the date you begin full-time employment outside of TRW; or (c) the date of your death (hereinafter referred to as the "Termination Date"). During the first six months after you cease to provide active employment, you will be expected to provide services to TRW on an as-needed basis. For these purposes, acting as a consultant or serving in an advisory or similar capacity for another entity shall not constitute "full-time employment outside of TRW."

If you obtain another position with TRW or a TRW subsidiary before the Termination Date, the salary continuation and benefits provided by this agreement cease as of the date your new position begins, and your new position will determine your continuing entitlement to salary and other benefits.

Salary and Incentive
As consideration for the execution of this agreement, TRW will continue to pay to you an amount equivalent to your base salary in bi-weekly payments through the Termination Date. You will receive OIP incentive payments at target (60% of base salary) through the Termination Date. Such OIP payments will be made in February of each year or at the Termination Date, as applicable.

If you begin full-time employment outside of TRW or you die before the end of the 18-month severance period, all salary and OIP incentive amounts that would otherwise be paid over time, will be accelerated and paid in a single lump sum within 30 days of the Termination Date.

Stock Options
Your outstanding stock options will continue to earn out until the Termination Date. Your rights to exercise your earned out stock options are controlled by the terms of the option agreements. If you have any questions regarding your stock options or SIP, contact Harvey Minkoff at [tel. no. intentionally deleted].

Strategic Incentive Program (SIP)
Your outstanding SIP grants will terminate on the date that you cease to provide active service and you will not be entitled to receive any payments under those grants; provided, however, that if your active service continues beyond June 30, 2002 and June 30, 2003, you shall be entitled to participate in SIP grants currently payable in February 2003 and February 2004 in each case prorated based on the number of months of your active service during each such performance period.

Restricted Stock Units
Any restricted stock unit awards held by you will continue to earn out until the date you cease to provide active service.

Robert H. Swan
May 1, 2002
Page 4

<u>Benefits</u>
Your benefits coverage will be as follows:

a.   Vacation
     Your vacation accrual will cease the date that you cease to provide active services. Your accrued but unused vacation will be paid to you in a lump sum following that date.

b.   Group Health Plan Coverage
     As further consideration, TRW will continue to provide medical coverage under the TRW Executive Health Care Plan through the end of the month following the month of the Termination Date, provided you continue to make contributions in accordance with the Plan. You may elect within sixty (60) days of the date your Executive Health Care Plan coverage ends to continue group health coverage under the provisions of the Consolidated Omnibus Budget Reconciliation Act (COBRA) for a period of up to 18 months after the date your Executive Health Care Plan coverage ends based on either the TRW Executive Health Care Plan or any TRW ChoicePlus medical plan option. You will be responsible for the COBRA costs of the plan.

c.   Life Insurance
     As further consideration for the execution of this agreement, you will continue to be covered by the company-paid life insurance program through the Termination Date. You may convert to an individual policy within 31 days of the Termination Date. Your participation in the employee-paid accidental death insurance plan will continue until the time you cease to make payments or through the end of the day on the Termination Date, whichever is earlier.

     If you are participating in the optional group universal life insurance program (currently administered by Aetna), on or about the Termination Date you should automatically receive notification regarding the requirements for continuation of your policy once payroll deductions cease.

d.   Long-Term Disability
     Your eligibility for benefits under TRW's Long-Term Disability Plan will cease on the date that you cease to provide active services.

e.   Retirement Benefits
     Your rights to receive retirement benefits are governed by the terms of the TRW Salaried Pension Plan, the TRW Supplementary Retirement Income Plan and the TRW Supplemental Executive Retirement Plan. At this time you are not eligible to receive benefits under these plans.

f.   Stock Savings Plan and Benefits Equalization Plan
      You may continue to make contributions to the Stock Savings Plan (SSP) and the nonqualified Benefits Equalization Plan (BEP) in accordance with the provisions of the plans, and to be credited under the SSP or BEP with TRW matching contributions, through the Termination Date. The payout of your account is governed by the terms of the Plans. Please refer to your summary plan descriptions or call the Benefits Service Center at (800) 859-4567 with questions regarding the SSP or BEP.

g.   Deferred Compensation Plan
      Your participation in the TRW Inc. Nonqualified Deferred Compensation Plan will end on the Termination Date. Your account balances will be paid out in accordance with the provisions of the Plan.

h.   Financial Counseling
      You will be eligible to participate in the Financial Counseling Program until the Termination Date at an annual cost to be paid by TRW not to exceed $9,000.

i.   Company Car
      As further consideration for the execution of this Agreement, your then current company car, including insurance coverage, gas and maintenance, will continue to be available to you until the Termination Date. Upon your termination, you may surrender the car or purchase it for its depreciated value.

Outplacement
As further consideration for the execution of this agreement, TRW will pay to an approved outplacement vendor, reasonable and customary fees and expenses, provided that those expenses are approved in advance.

Credit Cards
You agree to return your company-provided credit cards no later than the date you cease to provide active service.

E-Mail Account and Computer Systems
Access to TRW's e-mail services and other computer systems, including but not limited to the TRW intranet and internet, will cease on the date you cease to provide active service.

TRW Equipment and Property

You agree to return any and all company equipment and property that you may have in your possession no later than the date you cease to provide active service.

Confidentiality; Cooperation

As a condition to your acceptance of the severance benefits described above, and in consideration of TRW's payment of the same, it is contemplated that you will execute a separate agreement when your active service ceases containing the following provisions:

(a)   You acknowledge that as an employee of TRW you possess confidential and proprietary information owned by TRW and you agree not to use this information or reveal it to any other person or corporation. You will not remove from TRW facilities any materials that contain TRW confidential or proprietary information.

(b)   You acknowledge that you signed a "Proprietary Developments and Confidential Information Agreement", or other confidentiality agreements while employed by TRW, expressly incorporated herein by reference, and agree to be bound by such agreement(s). You acknowledge that this (these) confidentiality agreement(s) inures to the benefit of TRW and its successors and assigns. If you are in doubt as to the confidential and/or proprietary nature of any information, you agree that you will submit such information to TRW for a determination of such status before it is disclosed to any other person.

(c)   You agree you will not disparage, attempt to discredit, or otherwise call into disrepute TRW, its affiliates, successors, assigns, officers, directors, employees, agents, or any of their products or services in any manner that would damage the business or reputation of TRW or its affiliates, successors, assigns, officers, directors, employees, or agents.

(d)   You agree not to assist any party other than TRW in any litigation or investigation against TRW or its affiliates, successors, assigns, officers, directors, employees or agents, except as required by law. You further agree that if you believe any such action is required by law, you will first afford TRW the opportunity to raise and obtain a ruling on any claim of attorney-client, work product, or other privilege or any other contractual or other defense that may be applicable.

(e)   You agree to provide your reasonable cooperation to TRW in any future lawsuit, administrative proceeding or other judicial, administrative or legislative matter in which your assistance may be desired by TRW; provided that TRW shall reimburse you for any reasonable out of pocket expenses and any loss of employment income you incur as a result of such cooperation.

(f)   Except as may be required by a court of competent jurisdiction, you agree that you will not reveal to or discuss with any person (other than your attorney, accountant or other professional advisor) the terms of this agreement.

(g)   You acknowledge and warrant that you are not aware of, or have fully disclosed to TRW any matters for which you were responsible or came to your attention as an employee of TRW which might give rise to any claim or cause of action against TRW or its subsidiaries, affiliates, successors, assigns, officers, directors, employees and/or agents.

Release
As a condition to your acceptance of the severance benefits described above, and in consideration of TRW's payment of the same, it is contemplated that you will execute a separate agreement when your active service ceases containing the following provisions:

(a)   You agree for yourself, your heirs, executors, administrators, successors and assigns to release and discharge forever TRW, its subsidiaries, affiliates and insurers, and their successors and assigns, officers, directors, shareholders, employees and agents from any and all claims, charges, demands, causes of action, losses and expenses of every nature whatsoever, whether known or unknown, arising on or before the **date** of this release, including, but not limited to all claims, causes of action, losses and expenses arising out of or in connection with your employment by TRW or the termination thereof, including but not limited to, breach of contract (express or implied), wrongful discharge, intentional infliction of emotional harm, defamation, libel, slander, or other tort, or violation of any federal, state or municipal statute or ordinance relating to discrimination in employment, including but not limited to Title VII of the Civil Rights Act of 1964 (42 U.S.C. §2000(e) et seq.), Americans with Disabilities Act of 1990, 42 U.S.C. §12101, and all applicable state laws.

(b)   **You agree that by signing this release, you are also knowingly and voluntarily waiving any and all claims or causes of action you may have under the Federal Age Discrimination In Employment Act of 1967 (29 U.S.C. §621 et seq.) ("ADEA") and applicable state laws.**

(c)   In signing this release, you agree to waive any rights you would have to pursue any of the claims described herein against TRW through the company's Alternative Dispute Resolution (ADR) process, or through any court or administrative agency, to the extent permitted by law; and further agree not to bring any suit or action in any court or administrative agency, to the extent permitted by law, against any of the beneficiaries of this release arising out of or relating to the subject matter of this release.

<u>Miscellaneous</u>

(a)   It is important that you understand that the continued availability, after the date of this letter, of the benefits specified above is subject to (i) the continued existence of the applicable TRW benefit plans, (ii) the retention of IRS-qualified status for those plans which are currently so qualified, (iii) the terms of all applicable TRW benefit plans as such terms and conditions are in effect from time to time in the future, and (iv) changes in governing laws and regulations applicable to the benefit plans. Notwithstanding the foregoing, however, TRW will undertake to provide you during the severance period with the economic equivalent of the benefits that were in effect as of the date you ceased to provide active service.

(b)   You acknowledge and agree that

(i)   breach of your obligations under this agreement will constitute grounds for TRW to terminate its obligation to pay you the Retention Bonus (unless previously paid) and the severance payments contemplated hereunder;

(ii)   TRW's obligations to pay money pursuant to this agreement are merely those of an unfunded and unsecured promise to pay money in the future, and any and all of TRW's assets will be and remain the general, unpledged and unrestricted assets of TRW; and

(iii)   you may not borrow against TRW's obligations to pay money to you pursuant to this agreement, nor may you assign or otherwise transfer TRW's obligations hereunder, or any interest in them, and any attempt to do so will be ineffective.

(c)   It is understood that the terms of this agreement will be governed by the laws of the State of Ohio regardless of where either party may be domiciled.

(d)   Any payments made by TRW hereunder are subject to applicable federal, state, and local tax withholding.

(e)   In the event that any provisions of this agreement are held to be void, voidable, or unenforceable, the remaining portions hereof will remain in full force and effect.

(f)   You may wish to consult with your financial or tax advisor with regard to the tax implication of any benefits, including nonqualified benefit payments and deferrals, described in this agreement. You acknowledge and agree that no representations or warranties have been made to you with regard to the tax consequences of any payment provided for under this agreement.

(g)   The release set forth under "Release" above shall not constitute a release as to any liability for a breach or default of this agreement.

(h)   The benefits provided hereunder are in lieu of any severance benefits to which you might otherwise be entitled under any TRW severance policy other than your rights under your Employment Continuation Agreement which shall continue in full force and effect except for the offset and reduction described above under the caption "Retention Bonus."

Entire Agreement
You and TRW agree that this agreement constitutes the entire agreement and supersedes all prior agreements and understandings, whether oral or written, between you and TRW with respect to the subject matter of this agreement.

Attorney
Prior to signing the separate agreement referred to under the captions "Confidentiality; Cooperation" and "Release," you will be required to acknowledge that you have had the right to consult an attorney (at your personal expense) regarding the terms of such agreement, that you had been given ample time to do so, and that whether or not you did so was totally your choice.

Opportunity to Revoke
You also will be required, in signing any such separate agreement, to acknowledge that you reviewed it, and, that if you so choose, you have had 21 days to consider it prior to executing it. If, after thoughtful consideration, you are in full agreement with and understand the terms and conditions contained in such agreement (including the release of all claims contained under the caption "Release"), if you agree that you will be bound by it, and if you agree that it represents your free will and choice, you will be asked to indicate such agreement by executing a letter to such effect and returning it to TRW.

TRW will hold the executed agreement referred to above for seven (7) calendar days following your execution thereof during which time you may revoke it by notifying TRW in writing by the seventh (7th) day. In the absence of receipt of your written revocation within the 7 day period, the agreement will become effective on the eighth (8th) day after your execution of the agreement.

All payments made to you pursuant to this agreement will be subject to withholding tax as required by law. The Retention Bonus payment, if any, will not be considered compensation for purposes of the SPP and the SSP.

Obviously, this letter is a **highly confidential** matter. You may, however discuss this letter with your attorney to obtain advice with respect to the terms and conditions set forth herein.

Any amendment or modification to the terms and conditions of this letter must be in writing, signed by both you and TRW.

Implementation
Unless I direct otherwise, you should address any question about the implementation of this agreement to Harvey Minkoff.

Successors and Assigns
This agreement shall be binding upon and inure to the benefit of you and your legal representatives, heirs and beneficiaries and the Company, its successors and assigns.

Sincerely,

/s/ Philip A. Odeen

Philip A. Odeen

Acknowledged and Accepted:

   /s/ Robert H. Swan
      Robert H. Swan